UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 19, 2017

LIBERTY INTERACTIVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.  Other Events.

As previously disclosed, on July 5, 2017, HSN, Inc., a Delaware corporation (“HSN”), Liberty Interactive Corporation, a Delaware corporation (the “Company”), and Liberty Horizon, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of HSN by the Company through a merger of Merger Sub with and into HSN, with HSN surviving the merger as a wholly owned subsidiary of the Company (the “Merger”). The completion of the Merger is subject, among other conditions, to the approval of HSN’s stockholders holding a majority of the outstanding shares of HSN common stock, par value $0.01 per share (“HSN common stock”).

As a reminder, HSN is holding a special meeting of holders of shares of HSN common stock on December 29, 2017, at 10:00 a.m., local time, at HSN’s corporate headquarters, located at 1 HSN Drive, St. Petersburg, Florida 33729, to consider and vote on, among other proposals, a proposal to approve the Merger Agreement and the Merger. Should HSN’s stockholders vote to approve the Merger Agreement and the Merger, the Merger is expected to close on the same day as the special meeting, December 29, 2017. Following the completion of the Merger, the HSN common stock will cease trading on the NASDAQ Global Select Market and will be delisted.

Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements, including statements about the Merger, including those about the expected timing of the completion of the Merger, the delisting of HSN common stock and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the Merger.  These forward-looking statements speak only as of the date of this Current Report on Form 8-K, and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of the Company, including the most recent Forms 10-K and 10-Q, for additional information about the Company and about the risks and uncertainties related to the Company’s businesses which may affect the statements made in this Current Report on Form 8-K.

Additional Information

Nothing in this Current Report on Form 8-K shall constitute a solicitation to buy or an offer to sell shares of HSN common stock or any of the Company’s tracking stocks. Company stockholders, HSN stockholders and other investors are urged to read the Company’s registration statement, which has been declared effective by the SEC, the proxy statement/prospectus regarding the Merger contained therein and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about the Merger. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSN investors can access additional information on HSN’s website at http://www.hsni.com or by contacting HSN’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2017

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President